EXHIBIT 99.1

03/CAT/12

Page 1 of 12

                             FOR IMMEDIATE RELEASE

                    07.00 BST, 02.00 EST Monday 19 May 2003

For Further Information Contact:
                                        Weber Shandwick Square Mile (Europe)
Cambridge Antibody Technology           ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Graham Herring
Rowena Gardner, Director of Corporate
  Communications                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: 001 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext.15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY
INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2003

o First CAT-derived human monoclonal antibody, Humira(TM), launched in US (Abbott)
o  Clinical trials of Trabio(TM) commenced in US
o  Enrolment complete in CAT-192 Phase I/II clinical trial
o Good Phase I results for LymphoStat-B(TM); awarded "fast track" status (HGSI)
o  IND for ABthrax(TM) to be filed in near future (HGSI)
o  Principal patent litigation resolved
o  Proposed merger with Oxford GlycoSciences not completed
o  Level of Humira royalty disputed by Abbott
o  Loss for the six months ended 31 March 2003 of (pound)18.8 million
o  Cash and liquid resources at 31 March 2003: (pound)118.2 million
o Cash burn for year ended 30 September 2003 to be less than (pound) 40 million

Professor Peter Garland, CAT's Chairman, said: "The core value of the Company is in the pipeline of products derived from our exceptional technology. The last six months have been a period of good progress for CAT's product development: Humira has been launched in the US by Abbott, Trabio has commenced clinical trials in the US and there has been advancement in other
CAT-derived products under development. Also, important agreements have been reached in respect of CAT's patents and licensing."

"Despite the disappointments of the Oxford GlycoSciences outcome and the disagreement over Humira royalties with Abbott, our five-year objectives of profitability and strengthening our pipeline to deliver rapid growth thereafter, remain unchanged. We are focussed on developing our pipeline and our core technologies, in particular Ribosome Display, while licensing our technology and capabilities in areas outside our primary focus. The fundamentals on which CAT is based remain strong and we will continue to enhance and demonstrate the value of our pipeline. We will plan prudently for the future of the business, including ensuring the adequacy of our cash position. We remain committed to building a strong, product-based, profitable biopharmaceutical company."

Product development

Humira(TM)

On 31 December 2002, Abbott Laboratories announced that it had received US
Food and Drug Administration (FDA) approval to market Humira (adalimumab, previously known as D2E7), a human anti-TNF(alpha) monoclonal antibody, in the US, earlier than anticipated, as a treatment for rheumatoid arthritis (RA).
Humira was isolated and optimised by CAT and Abbott as part of a collaboration and is the first CAT-derived antibody to receive approval for marketing.
Abbott launched Humira in the US in January 2003 and has reported sales of $26 million in Q1 2003. Approval for marketing in Europe from the European Agency for the Evaluation of Medicinal Products (EMEA) is expected by the end of the first half of 2003. In March 2003, Abbott announced that it has expanded its Humira programme by starting a randomised, multi-centre Phase II clinical trial in patients with chronic plaque psoriasis and a Phase III clinical trial in patients with psoriatic arthritis. Phase III clinical trials in juvenile RA and Crohn's disease continue.



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CAT's entitlement to royalties in relation to sales of Humira is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft (now a subsidiary of Abbott Laboratories). The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for Humira. CAT believes strongly that the offset provisions do not apply and will seek an outcome consistent with that position.

CAT Products

Following regulatory clearance from the FDA, a clinical trial of Trabio
(lerdelimumab, CAT-152), a human anti-TGF(beta)2 monoclonal antibody, being developed for improving outcomes in glaucoma filtration surgery, have started in the US. The trial is a head-to-head comparison of Trabio with 5-Flurouracil
(5-FU) in patients undergoing first time glaucoma surgery. In the Phase III
European clinical trial recruitment is on schedule to be complete by the end of the first half 2003 and in the Phase III International clinical trial recruitment is expected to be complete by the end of 2003.

In May 2003 three-year follow-up results of the Phase I/IIa clinical trial of Trabio in patients undergoing first time glaucoma filtration surgery were presented at the annual meeting of the Association for Research in Vision and Ophthalmology (ARVO). The results show a clinically significant benefit in the outcome of surgery in patients treated with Trabio after surgery for glaucoma.
Additionally, there were no significant long-term safety issues observed.

Discussions continue with a number of potential partners with a view to the marketing and selling of Trabio.

Patient recruitment in the Phase I/II clinical trial of CAT-192 (metelimumab), a human anti-TGF(beta)1 monoclonal antibody, as a potential treatment for diffuse systemic sclerosis being conducted by CAT's partner, Genzyme, is complete, with patients recruited in four countries. Data are expected to be available in the fourth quarter of 2003.

In the Phase I/II allergen challenge study of CAT-213, a human anti-Eotaxin1 monoclonal antibody, in allergic conjunctivitis, patient recruitment is complete. Data are expected to be available in the third quarter of 2003.

Licensed Products

In April 2003, Human Genome Sciences, Inc (HGSI) announced the results of a
Phase I clinical trial of LymphoStat-B, a human anti-B-Lymphocyte Stimulator
(BLyS) antibody, and reported that these results show that it is safe, well tolerated and biologically active in patients with systemic lupus erythematosus (SLE). In consideration of LymphoStat-B's potential to address this serious unmet medical need, the FDA has awarded LymphoStat-B "Fast Track
Product" designation for the treatment of SLE, which will facilitate the development and review of the product. HGSI has reported that it is expecting to initiate Phase II trials in patients with SLE soon and in patients with RA in the second half of 2003.

The Phase I clinical trials of TRAIL-R1 mAb, a human anti-TRAIL-R1 monoclonal antibody, being carried out by HGSI in the US in patients with advanced cancers continue. HGSI expects to complete enrolment by the end of 2003 and to publish results in 2004. A Phase I clinical trial in patients with multiple myeloma has commenced.


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Since exercising an option, in May 2002, for an exclusive licence to TRAIL-R2
mAb, a human anti-TRAIL-R2 monoclonal antibody, HGSI has stated that it expects to initiate Phase I clinical trials for cancer in mid-2003.

In March 2003, HGSI publicised its work in developing a human anti-protective antigen monoclonal antibody, ABthrax, and reported that it is effective in protecting against anthrax in multiple experimental models. This antibody was isolated and developed by HGSI from antibody libraries licensed from CAT, and an exclusive licence to the antibody was granted to HGSI by CAT in September
2002. HGSI is planning to submit an IND to seek clearance from the FDA to start a Phase I clinical trial to evaluate the safety, tolerability and pharmacology of ABthrax in healthy adults in the near future. HGSI expects to initiate the trial in mid-2003.

J695, a human anti-IL12 monoclonal antibody, continues in two Phase II clinical trials, conducted by Abbott.

Pre-clinical and discovery stage programmes

There are five CAT-derived human monoclonal antibodies in pre-clinical development, both at CAT and at CAT's collaborators. Pre-clinical studies of GC-1008, a human anti-panTGF(beta) monoclonal antibody, being developed jointly by CAT and Genzyme, continue and it is expected that an IND will be filed in the fourth quarter of 2003 for clinical trials in idiopathic pulmonary fibrosis.

A further CAT human monoclonal antibody, derived from proprietary research programmes and being developed for the treatment of asthma and chronic obstructive pulmonary disease, has entered pre-clinical development. This antibody has been optimised using Ribosome Display, a technology increasingly used in CAT's drug discovery activities.

There are ongoing research programmes to 16 distinct molecular targets at CAT.
Over half of these programmes are funded or co-funded by CAT, including programmes with Amgen, Amrad and Elan.

Activity in the last six months has reflected the weak market for research collaborations between biotechnology and major pharmaceutical companies.
Against this background, in January 2003, CAT announced a short extension to the term of its research collaboration with Pfizer (previously Pharmacia).
Further discussions on the future of this collaboration are underway. HGSI continues to utilise the libraries it licensed from CAT in 2000 to identify and optimise antibody candidates, however the research collaboration in which CAT carried out funded research for HGSI concluded in March 2003, when its planned three year term expired. Discussions are underway with Wyeth regarding the next phase of that collaboration.

Intellectual property

During December 2002 and January 2003 CAT successfully resolved all principal patent litigation. Patent disputes with MorphoSys and Crucell were settled with agreements that demonstrate the strength of CAT's patent portfolio. CAT entered into a cross-licensing arrangement with XOMA for antibody-related technologies and also reached agreement with Dyax Corporation to expand access and freedom to operate under each other's phage display patents, an agreement which also included the removal of CAT's obligation to pay royalties to Dyax on antibody products it develops, except in respect of Humira. CAT has options to buy out, under a predetermined schedule, any royalty obligation which CAT may have in respect of Humira. CAT has subsequently informed Dyax that it does not believe royalties are due to Dyax in respect of Humira; Dyax is disputing that view.


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Page 4 of 12



Operations

In December 2002, CAT completed its relocation to new laboratories and offices at Granta Park, Cambridge. One of the two vacated premises in Melbourn has been disposed of; the other is on the market. CAT employed 299 staff at 31
March 2003 (293 at 30 September 2002).

In response to the weak market for early stage research collaborations, and to achieve its long-term ambitions in proprietary product development, CAT is adapting its skill base. To reflect this changing environment a limited number of positions within the research team are being made redundant.

Oxford GlycoSciences
In January 2003, CAT and Oxford GlycoSciences Plc (OGS) announced that they had agreed the terms of a merger between the two companies by way of a share for share exchange. CAT shareholders subsequently approved the merger at an Extraordinary General Meeting held in February. However, a decline in CAT's share price, particularly after the announcement of the dispute with Abbott over the level of Humira royalties, depressed the value of CAT's offer. A competing cash offer made to OGS shareholders by Celltech subsequently became unconditional.

Antibody Microarrays
In November 2002, CAT announced its intention to seek independent financing for its development of the application of antibodies on microarrays for personalised medicine, as this fell outside CAT's focus on therapeutic antibodies. Discussions are currently ongoing with a potential purchaser of this business.

Board

Dr Kevin Johnson, CAT's Chief Technology Officer, whose focus since 2001 has been on leading CAT's development of antibodies on microarrays, will leave the Company upon conclusion of that project. Kevin has made an enormous contribution to CAT over the last thirteen years and we wish him every success in his future endeavours.

CAT is pleased to have welcomed two Non-Executive Directors, Dr Peter Ringrose and Ake Stavling, to its Board during the period. Peter Ringrose is an eminent scientist, having successfully led research and development organisations at the pinnacle of the pharmaceutical industry, and has recently been appointed as Chairman of the Biotechnology and Biological Sciences Research Council. Ake
Stavling has extensive senior management experience covering finance and the pharmaceutical industry; succeeds Dr Jim Foght as chairman of the Audit
Committee.

Financial results

CAT made a loss after taxation for the six months ended 31 March 2003 of (pound)18.8 million (six months ended 31 March 2002 (H1) (pound)9.1 million;
six months ended 30 September 2002 (H2) (pound)19.1 million). Net cash outflow before management of liquid resources and financing for the period was (pound)13.2 million (H1 - (pound)10.7 million outflow; H2 - (pound)17.6 million outflow). Cash and short-term investments at 31 March 2003 amounted to (pound)118.2 million (31 March 2002 (pound)147.3 million; 30 September 2002
(pound)129.8 million).


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Page 5 of 12

Revenue in the period was (pound)4.0 million (H1- (pound)4.9 million; H2 -
(pound)4.6 million). Licence fees of (pound)0.9 million were recognised in the period, principally licence fees released from deferred income brought forward at 30 September 2002. The library licence granted to Merck & Co., Inc. came into effect during the second quarter of the current financial year. Revenues of (pound)2.5 million were generated from contract research fees under ongoing collaborations with Pfizer, HGSI, Wyeth Research and Merck & Co., Inc.
Technical milestone payments of (pound)0.2 million were received from Pfizer during the first quarter of the financial year. In December 2002, CAT settled all patent disputes with Crucell and MorphoSys. As part of these settlement agreements CAT has received, and will continue to receive for a number of years, annual payments giving rise to the majority of other revenue recognised in the period. A clinical milestone payment was received from Abbott following the US FDA approval of Humira; this has not been recognised as revenue in the period as it is creditable against future royalties receivable.

Operating costs for the period amounted to (pound)25.3 million (H1 -
(pound)18.3 million in total, (pound)17.1 million excluding the Drug Royalty
Corporation of Canada (DRC) transaction costs; H2 - (pound)29.2 million in total, (pound)22.5 million excluding the DRC transaction costs). External development costs have risen significantly from (pound)2.8 million in the six months ended 31 March 2002 to (pound)5.8 million in the six months ended 31
March 2003, with increased activity on clinical trials, particularly Trabio and the Genzyme collaboration. Staff and infrastructure costs were higher in the current period than for the six months ended 31 March 2002 primarily as a result of the increase in staff numbers (from an average of 266 during the six month period ended 31 March 2002 to an average of 300 during the first half of the current financial year), and the leasing of new premises at Granta Park.

Spend in the period on patent litigation and oppositions, was (pound)0.2 million compared to (pound)0.5 million for the six months ended 31 March 2002.
This reduction results from the successful resolution of all principal outstanding patent litigation in the first quarter of the current financial year.

General and administration expenses include (pound)1.6 million of costs incurred in the six months ended 31 March 2003 relating to the offer made for OGS (comparative periods - none). A break fee of (pound)1.1 million receivable from OGS has been offset against these costs.

During the period the Group accrued interest receivable on its cash deposits of (pound)2.5 million (H1 - (pound)3.4 million; H2 - (pound)3.0 million) reflecting the reduced level of cash and liquid resources held in interest bearing securities and the lower interest rates available.

Purchases of tangible fixed assets for the period were (pound)4.3 million (H1
- (pound)1.6 million; H2 - (pound)2.2 million), principally due to the final costs associated with the construction and fit out of CAT's new premises at Granta Park.

Outlook
Recurring revenues, representing contract research revenues and income from licensing arrangements entered into as at 30 September 2002, were (pound)2.6 million in the current period. On the basis of contracts in place at 31 March
2003 recurring revenues are expected to be in the region of (pound)4.5 million to (pound)5.5 million for the full financial year.

Operating costs are expected to show only a modest increase in the second half of the financial year. Staff numbers are expected to reduce over the remainder of the financial year.

In November 2002 we gave guidance that net cash burn for the year was expected to be up to (pound)40 million. Cash outflow is expected to increase in the second half of the year but overall cash burn for the year is now expected to be less than (pound)40.0 million.







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                                    CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(unaudited)                                         Convenience     Six months     Six months     Year ended
                                                    translation       ended 31       ended 31             30
                                                     Six months     March 2003     March 2002      September
                                                       ended 31                                         2002
                                                     March 2003                                   (audited)
                                                        US$'000    (pound)'000    (pound)'000    (pound)'000

Turnover                                                 6,280           3,977          4,852           9,471
Direct costs                                               (39)            (25)           (64)            (80)
                                                  ------------------------------------------------------------
Gross profit                                             6,241           3,952          4,788           9,391

Research and development expenses                      (33,704)        (21,345)       (13,762)        (31,307)
    ----------------------------------------------------------------------------------------------------------
     Drug Royalty Corporation transaction costs            -             -         (1,235)         (7,913)
     Other general and administration expenses        (6,193)       (3,922)        (3,283)         (8,321)
                                                      -------       -------        -------         -------
    ----------------------------------------------------------------------------------------------------------
General and administration expenses                     (6,193)         (3,922)        (4,518)        (16,234)
                                                  ------------------------------------------------------------
Operating loss                                         (33,656)        (21,315)       (13,492)        (38,150)

Interest receivable (net)                                3,913           2,478          3,424           6,386
                                                  ------------------------------------------------------------
Loss on ordinary activities before taxation            (29,743)        (18,837)       (10,068)        (31,764)
Taxation on loss on ordinary activities                      -               -            920           3,557
                                                  ------------------------------------------------------------
Loss for the financial period                          (29,743)        (18,837)        (9,148)        (28,207)
                                                  ------------------------------------------------------------

Loss per share - basic and diluted (pence)                               51.9p           25.7p          78.7p


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(unaudited)                                         Convenience     Six months     Six months     Year ended
                                                    translation       ended 31       ended 31             30
                                                     Six months     March 2003     March 2002      September
                                                       ended 31                                         2002
                                                     March 2003                                    (audited)

                                                        US$'000    (pound)'000    (pound)'000    (pound)'000


Loss for the financial period                          (29,743)        (18,837)        (9,148)        (28,207)
Gain (loss) on foreign exchange translation                129              82            (61)             96
                                                  ------------------------------------------------------------
Total recognised losses relating to the period         (29,614)        (18,755)        (9,209)        (28,111)
                                                  ------------------------------------------------------------

The losses for all periods arise from continuing operations.

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.


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                                    CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2003

CONSOLIDATED BALANCE SHEET
(unaudited)                                         Convenience        As at 31        As at 31     As at 30
                                                    translation      March 2003      March 2003    September
                                                       as at 31                                         2002
                                                     March 2003                                    (audited)

                                                        US$'000    (pound)'000    (pound)'000    (pound)'000

                     FIXED ASSETS
Intangible assets                                       11,697           7,408          8,459          7,933
Tangible fixed assets                                   23,027          14,583          7,589         12,429
Investments                                                339             215            215            215
                                              ---------------------------------------------------------------
                                                        35,063          22,206         16,263         20,577
                                              ---------------------------------------------------------------
Current assets
Debtors                                                  6,583           4,169          5,950          6,556
Short term investments                                 185,215         117,299        144,222        126,694
Cash at bank and in hand                                 2,790           1,766          3,099          3,081
                                              ---------------------------------------------------------------
                                                       194,588         123,234        153,271        136,331
Creditors
Amounts falling due within one year                    (25,163)        (15,936)       (13,309)       (12,563)
                                              ---------------------------------------------------------------
Net current assets                                     169,425         107,298        139,962        123,768
                                              ---------------------------------------------------------------
Total assets less current liabilities                  204,488         129,504        156,225        144,345
Creditors
Amounts falling due after more than one year           (18,612)        (11,787)        (7,787)        (8,580)
                                              ---------------------------------------------------------------
Net assets                                             185,876         117,717        148,438        135,765
                                              ---------------------------------------------------------------

Capital and reserves
Called-up share capital                                  5,741           3,636          3,572          3,621
Share premium account                                  320,894         203,226        196,359        202,534
Other reserve                                           21,247          13,456         13,451         13,456
Profit and loss account                               (162,006)       (102,601)       (64,944)       (83,846)
                                              ---------------------------------------------------------------
Shareholders' funds - all equity                       185,876         117,717        148,438        135,765
                                              ---------------------------------------------------------------


This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.



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CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2003

CONSOLIDATED CASH FLOW STATEMENT
(unaudited)                                         Convenience     Six months     Six months     Year ended
                                                    translation       ended 31       ended 31             30
                                                     Six months     March 2003     March 2002      September
                                                       ended 31                                         2002
                                                     March 2003                                    (audited)

                                                        US$'000    (pound)'000    (pound)'000    (pound)'000

          NET CASH OUTFLOW FROM OPERATIONS             (19,717)        (12,487)       (10,866)       (26,808)
                                                   ----------------------------------------------------------

             RETURNS ON INVESTMENTS AND
                SERVICING OF FINANCE

Interest received                                        5,661           3,585          4,081          7,558
Interest paid                                              (16)            (10)             -              -
                                                   ----------------------------------------------------------
                                                         5,645           3,575          4,081          7,558
                                                   ----------------------------------------------------------

                      TAXATION                           4,162           2,636              -            920
                                                   ----------------------------------------------------------

               CAPITAL EXPENDITURE AND
                 FINANCIAL INVESTMENT

Purchase of intangible assets                           (4,221)         (2,673)             -         (2,067)
Purchase of tangible fixed assets                       (6,734)         (4,265)        (3,932)        (7,894)
Sale of tangible fixed assets                                5               3              -              -
                                                   ----------------------------------------------------------
                                                       (10,950)         (6,935)        (3,932)        (9,961)
                                                   ----------------------------------------------------------

Net cash outflow before management of liquid
resources and financing                                (20,860)        (13,211)       (10,717)       (28,291)
                                                   ----------------------------------------------------------

           MANAGEMENT OF LIQUID RESOURCES               14,835           9,395         12,006         29,534
                                                   ----------------------------------------------------------

                     FINANCING
          ISSUE OF ORDINARY SHARE CAPITAL                1,116             707          1,368          1,448
    PROCEEDS FROM NEW FINANCE LEASE COMMITMENTS          1,699           1,076              -              -
 CAPITAL ELEMENTS OF FINANCE LEASE RENTAL PAYMENTS        (162)           (103)             -              -
                                                   ----------------------------------------------------------
                                                         2,653           1,680          1,368          1,448
                                                   ----------------------------------------------------------

(Decrease)/increase in cash                             (3,372)         (2,136)         2,657          2,691
                                                   ----------------------------------------------------------


This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Notes to the financial information

                               Accounting policies

This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2002.

Convenience translation

The consolidated financial statements are presented in pounds sterling. The consolidated financial statements as of and for the period ended 31 March 2003 are also presented in United States Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1:US$1.579, the noon buying rate as of 31 March 2003. No representation is made that the amounts could have been or could be converted into United States Dollars at this or any other rates.



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Drug Royalty Corporation transaction costs
General and administration expenses include (pound)7.9 million of costs incurred in the year ended 30
September 2002 relating to the two transactions entered into with Drug Royalty Corporation Inc. of Canada
(DRC) during that year. In January 2002, CAT announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002. Under an agreement with
DRC, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The
(pound)1.5 million was deferred and recognised over the period for which the rights were purchased. On 2 May
2002, CAT bought out this royalty obligation to DRC for (pound)6.1 million (C$14 million) with the issue of
463,818 CAT shares to DRC. The remaining balance of (pound)0.6 million of deferred income was all released in 2002. The professional fees incurred in the Group's bid and royalty buy-back were (pound)1.8 million.

                                               Loss per share

The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on the following for the six months ended 31 March
2003, the six months ended 31 March 2002 and the year ended 30 September 2002 respectively: losses of
(pound)18,837,000, (pound)9,148,000, and (pound)28,207,000. Weighted average number of shares in issue of
36,307,483, 35,533,453 and 35,828,446. The Company has ordinary shares in issue of 36,359,874 and a total of
1,748,727 ordinary shares under option as of 31 March 2003.


                         RECONCILIATION OF OPERATING LOSS TO OPERATING CASH OUTFLOW


                                                        Convenience   Six months      Six months   Year ended
                                                        translation     ended 31        ended 31           30
                                                         Six months   March 2003      March 2002    September
                                                           ended 31                                      2002
                                                         March 2003
                                                            US$'000  (pound)'000     (pound)'000  (pound)'000

Operating loss                                             (33,656)     (21,315)        (13,492)      (38,150)
Depreciation charge                                          2,372        1,502           1,429         2,617
Amortisation of intangible fixed assets                        829          525             356           882
Shares issued to buy out DRC royalty agreement                   -            -               -         6,149
Loss on disposal of fixed assets                               148           94               -             -
Increase in debtors                                         (2,125)      (1,346)           (747)         (158)
Increase in creditors                                       12,715        8,053           1,588         1,852
                                                    ----------------------------------------------------------
                                                           (19,717)     (12,487)        (10,866)      (26,808)
                                                    ----------------------------------------------------------


                                  ANALYSIS AND RECONCILIATION OF NET FUNDS

                                                         1 October          Cash      Exchange            31
                                                              2002          flow      movement    March 2003
                                                       (pound)'000   (pound)'000   (pound)'000   (pound)'000

Cash at bank and in hand                                     3,081       (1,320)             5          1,766
Overdrafts                                                       -         (816)             -           (816)
                                                                        ---------
                                                                         (2,136)
Finance leases                                                   -         (973)             -           (973)

Liquid resources                                           126,694       (9,395)             -        117,299
                                                    ----------------------------------------------------------
Net funds                                                  129,775      (12,504)             5        117,276
                                                    ----------------------------------------------------------




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                                                                                               Six          Year
                                                                                            months         ended
                                                                                          ended 31            30
                                                                                             March     September
                                                                                              2003          2002
                                                                                       (pound)'000   (pound)'000

(Decrease)/increase in cash in the period                                                   (2,136)        2,691
Cash inflow from increase in lease financing                                                  (973)            -
Decrease in liquid resources                                                                (9,395)      (29,534)
                                                                                     -----------------------------
Change in net funds resulting from cash flows                                              (12,504)      (26,843)
Exchange movement                                                                                5           (32)
                                                                                     -----------------------------
Movement in net funds in period                                                            (12,499)      (26,875)
Net funds at 1 October 2002                                                                129,775       156,650
                                                                                     -----------------------------
Net funds at 31 March 2003                                                                 117,276       129,775
                                                                                     -----------------------------


           RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS
                                                                                               Six          Year
                                                                                            months         ended
                                                                                          ended 31            30
                                                                                             March     September
                                                                                              2003          2002
                                                                                       (pound)'000   (pound)'000

Loss for the financial period                                                              (18,837)      (28,207)
Other recognised gains and losses relating to the period                                        82           325
                                                                                   -----------------------------
                                                                                           (18,755)      (27,882)
New shares issued                                                                              707         7,597
                                                                                   -----------------------------
Net decrease in shareholders' funds                                                        (18,048)      (20,285)
Opening shareholders' funds                                                                135,765       156,050
                                                                                   -----------------------------
Closing shareholders' funds                                                                117,717       135,765
                                                                                   -----------------------------

                             FINANCIAL STATEMENTS

The preceding information, comprising the Consolidated Profit and Loss
Account, Consolidated Statement of Total Recognised Gains and Losses,
Consolidated Balance Street, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the year ended 30 September 2002 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Results for the six month periods ended 31 March 2003 and 31 March 2002 have not been audited. The results for the year ended 30 September 2002 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

The annual report and financial statements for the year ended 30 September
2002 are available from the Company's registered office:

The Company Secretary
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471


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Page 11 of 12


Quarterly financial information
                                                                                        Three               Three
                                                                                       months              months
                                                                                     ended 31            ended 30
                                                                                        March           September
                                                                                         2003                2002
                                                                                  (pound)'000         (pound)'000
               CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED):

                                    TURNOVER                                            2,572              1,405
Direct costs                                                                              (16)                (9)
                                                                                  --------------------------------
                                  GROSS PROFIT                                          2,556              1,396


Research and development expenses                                                     (10,111)           (11,234)
General and administration expenses                                                    (1,914)            (2,008)
                                                                                  --------------------------------
                                 OPERATING LOSS                                        (9,469)           (11,846)

Interest receivable (net)                                                               1,172              1,306
                                                                                  --------------------------------

                  LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                          (8,297)           (10,540)

Taxation on loss on ordinary activities                                                     -                  -
                                                                                  --------------------------------
                         LOSS FOR THE FINANCIAL PERIOD                                 (8,297)           (10,540)
                                                                                  ================================

                 CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED):

                        NET CASH OUTFLOW FROM OPERATIONS                               (7,073)            (5,414)


                RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                       2,537              1,048
Interest paid                                                                             (10)                 -
                                                                                  --------------------------------
                                                                                        2,527              1,048

                                    TAXATION                                                -              2,636
                                                                                  --------------------------------


                  CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of intangible assets                                                               -             (2,673)
Purchase of tangible fixed assets                                                      (1,439)            (2,826)
Sale of tangible fixed assets                                                               3                  -
                                                                                  --------------------------------
                                                                                       (1,436)            (5,499)

                NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID
                          RESOURCES AND FINANCING                                      (5,982)            (7,229)

                                                                                  --------------------------------


                         MANAGEMENT OF LIQUID RESOURCES                                  (850)            10,245
                                                                                  --------------------------------

                                   FINANCING
Issue of ordinary share capital                                                            19                688
Proceeds from new finance lease commitments                                               572                504
Capital elements of finance lease rental payments                                         (67)               (36)
                                                                                  --------------------------------
                                                                                          524              1,156


                                                                                  --------------------------------
                          (DECREASE)/INCREASE IN CASH                                  (6,308)             4,172
                                                                                  ================================

Notes to Editors:

Cambridge Antibody Technology (CAT)

o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.

o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

o HumiraTM is the leading CAT-derived antibody. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.

o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

     Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.